Exhibit 99.1

Yiren Digital Reports Fourth Quarter and Fiscal Year 2023 Financial Results

BEIJING – March 21, 2024 – Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), an AI-powered platform providing a comprehensive suite of financial and lifestyle services in China, today announced its unaudited financial results for the quarter ended December 31, 2023.

Fourth Quarter 2023 and Fiscal Year 2023 Operational Highlights

Financial Services Business

●	Total loans facilitated in the fourth quarter of 2023 reached RMB11.6 billion (US$1.6 billion), representing an increase of 18.7% from RMB9.8 billion in the third quarter of 2023 and compared to RMB6.8 billion in the same period of 2022. For the fiscal year of 2023, total loans facilitated reached RMB36.0 billion, compared to RMB22.6 billion in 2022.

●	Cumulative number of borrowers served reached 9,295,666 as of December 31, 2023, representing an increase of 8.1% from 8,595,780 as of September 30, 2023 and compared to 7,277,627 as of December 31, 2022.

●	Number of borrowers served in the fourth quarter of 2023 was 1,371,501, representing an increase of 13.9% from 1,204,012 in the third quarter of 2023 and compared to 862,226 in the same period of 2022. The increase was driven by the strong demand for our small revolving loan products and the improvement of customer acquisition efficiency. For the fiscal year of 2023, total number of borrowers served was 2,891,901, compared to 1,606,893 in 2022.

●	Outstanding balance of performing loans facilitated reached RMB18.3 billion (US$2.6 billion) as of December 31, 2023, representing an increase of 20.9% from RMB15.1 billion as of September 30, 2023 and compared to RMB11.3 billion as of December 31, 2022.

Insurance Brokerage Business

●	Cumulative number of insurance clients served reached 1,283,102 as of December 31, 2023, representing an increase of 2.1% from 1,256,762 as of September 30, 2023 and compared to 924,824 as of December 31, 2022.

●	Number of insurance clients served in the fourth quarter of 2023 was 102,556, representing a decrease of 17.1% from 123,693 in the third quarter of 2023 and compared to 85,314 in the same period of 2022. The decrease was primarily due to the decline in life insurance volume following product changes under the new regulations. For the fiscal year of 2023, total number of insurance clients served was 358,278, compared to 431,701 in 2022.

●	Gross written premiums in the fourth quarter of 2023 were RMB1,208.7 million (US$170.2 million), representing a decrease of 15.4% from RMB1,428.5 million in the third quarter of 2023 and compared to RMB1,335.5 million in the same period of 2022. The decrease was mainly attributed to the declined life insurance volume following product changes under the new regulations. For the fiscal year of 2023, total gross written premiums were RMB4,893.0 million, compared to RMB3,936.6 million in 2022.

Consumption and Lifestyle Business

●	Total gross merchandise volume generated through our e-commerce platform and “Yiren Select” channel reached RMB692.7 million (US$97.6 million) in the fourth quarter of 2023, representing an increase of 23.0% from RMB563.2 million in the third quarter of 2023 and compared to RMB292.1 million in the same period of 2022. The increase was mainly due to the continuous growth of paying customers on our e-commerce platform. For the fiscal year of 2023, total gross merchandise volume was RMB1,960.3 million, compared to RMB687.8 million in 2022.

“In a year of global economic uncertainties, we wrapped up 2023 stronger than ever, showcasing the strength and resilience of our business. The year also marked a pivotal moment for us as we firmly established ourselves as a pioneering AI-driven financial and lifestyle services platform,” said Mr. Ning Tang, Chairman and Chief Executive Officer. “Through our 'AI Lab' initiative, we have been training and fine-tuning our Large Language Models (LLM) and developing our own LLM Operations platform. This endeavor will, firstly, deepen AI integration across our operational spectrum, boosting efficiency and enhancing customer experience. Secondly, we aim to expand our AI expertise beyond the fintech verticals to more selected sectors, empowering both B2B and B2C clients and partners with advanced technological capabilities. Moreover, we have recently encountered high-quality AI companies and plan to expand our AI ecosystem through strategic partnerships and investments. The horizon is brimming with exciting prospects.”

“We are glad to report a solid full year of 2023, with both our top line and bottom line realizing double-digit annual growth, beating our previous guidance.” Ms. Na Mei, Chief Financial Officer commented. “Our balance sheet remains strong with total cash and cash equivalents of RMB5.8 billion by the end of the year, providing a sufficient buffer for us to respond to any business opportunities in institutional operations, international expansion, and strategic AI deployment.”

Fourth Quarter 2023 Financial Results

Total net revenue in the fourth quarter of 2023 was RMB1,274.3 million (US$179.5 million), representing an increase of 17.1% from RMB1,088.1 million in the fourth quarter of 2022. Particularly, in the fourth quarter of 2023, revenue from financial services business was RMB781.3 million (US$110.0 million), representing an increase of 22.2% from RMB639.2 million in the same period of 2022. The increase was attributed to the persistent and growing demand for our small revolving loan products. Revenue from insurance brokerage business was RMB98.2 million (US$13.8 million), representing a decrease of 50.7% from RMB199.0 million in the fourth quarter of 2022. The decrease was due to declined sales of life insurance attributed to product changes under the new regulations. Revenue from consumption and lifestyle business and others was RMB394.8 million (US$55.6 million), representing an increase of 58.0% from RMB249.9 million in the fourth quarter of 2022. The increase was primarily attributed to the continuous growth in gross merchandise volume generated through our e-commerce platform, driven by an expanding base of paying customers on the platform.

Sales and marketing expenses in the fourth quarter of 2023 were RMB205.7 million (US$29.0 million), compared to RMB103.4 million in the same period of 2022. The increase was primarily due to the growth of financial services business volume.

Origination, servicing and other operating costs in the fourth quarter of 2023 were RMB184.7 million (US$26.0 million), compared to RMB211.6 million in the same period of 2022. The decrease was due to the decline in sales of life insurance products attributed to product changes under the new regulations.

Research and development expenses1 in the fourth quarter of 2023 were RMB47.6 million (US$6.7 million), compared to RMB32.9 million in the same period of 2022. The increase was mainly attributed to our ongoing investment in AI upgrades and technological innovations.

General and administrative expenses in the fourth quarter of 2023 were RMB50.5 million (US$7.1 million), which remained stable compared to RMB52.3 million in the same period of 2022.

Allowance for contract assets, receivables and others in the fourth quarter of 2023 was RMB98.7 million (US$13.9 million), compared to RMB55.7 million in the same period of 2022. The increase was primarily attributed to the growing volume of loans facilitated on our platform.

Income tax expense in the fourth quarter of 2023 was RMB140.8 million (US$19.8 million).

Net income in the fourth quarter of 2023 was RMB571.3 million (US$80.5 million), as compared to RMB485.2 million in the same period in 2022. The increase was primarily due to the recovery of business volume and optimization of our business structure.

Adjusted EBITDA2 (non-GAAP) in the fourth quarter of 2023 was RMB684.8 million (US$96.5 million), compared to RMB645.1 million in the same period of 2022.

1 Research and development expenses have been segregated from general and administrative expenses and restated for historical periods to better reflect the Company’s cost and expense structure.

2 “Adjusted EBITDA” is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of “Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures” and the table captioned “Reconciliations of Adjusted EBITDA” set forth at the end of this press release.

Basic and diluted income per ADS in the fourth quarter of 2023 were RMB6.5 (US$0.9) and RMB6.5 (US$0.9) respectively, compared to a basic per ADS of RMB5.4 and a diluted per ADS of RMB5.4 in the same period of 2022.

Net cash generated from operating activities in the fourth quarter of 2023 was RMB417.2 million (US$58.8 million), compared to RMB471.9 million in the same period of 2022.

Net cash used in investing activities in the fourth quarter of 2023 was RMB260.3 million (US$36.7 million), compared to RMB283.1 million provided by investing activities in the same period of 2022.

Net cash provided by financing activities in the fourth quarter of 2023 was RMB332.3 million (US$46.8 million), compared to RMB54.6 million used in financing activities in the same period of 2022.

As of December 31, 2023, cash and cash equivalents were RMB5,791.3 million (US$815.7 million), compared to RMB5,438.0 million as of September 30, 2023. As of December 31, 2023, the balance of held-to-maturity investments was RMB10.4 million (US$1.5 million), compared to RMB4.8 million as of September 30, 2023. As of December 31, 2023, the balance of available-for-sale investments was RMB438.1 million (US$61.7 million), compared to RMB338.1 million as of September 30, 2023. As of December 31, 2023, the balance of trading securities was RMB76.1 million (US$10.7 million), compared to RMB74.2 million as of September 30, 2023.

Delinquency rates. As of December 31, 2023, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 0.9%, 1.4% and 1.2%, respectively, compared to 0.8%, 1.2% and 1.0%, respectively, as of September 30, 2023.

Cumulative M3+ net charge-off rates. As of December 31, 2023, the cumulative M3+ net charge-off rates for loans originated in 2020, 2021 and 2022 were 7.8%, 6.4% and 4.7%, respectively, as compared to 7.9%, 6.5% and 4.5%, respectively, as of September 30, 2023.

Fiscal Year 2023 Financial Results

Total net revenue in 2023 was RMB4,895.6 million (US$689.5 million), compared to RMB3,434.6 million in 2022. Specifically, revenue from financial services business in 2023 was RMB2,515.1 million (US$354.2 million), compared to RMB1,959.7 million in 2022. The increase was driven by the growing demand for our small revolving loan products. Revenue from insurance brokerage business in 2023 was RMB963.8 million (US$135.8 million), compared to RMB731.8 million in 2022. The increase was driven by our improved customer acquisition and serving capabilities. Revenue from consumption and lifestyle business and others was RMB1,416.7million (US$199.5 million), compared to RMB743.1 million in 2022. The increase was due to the continuous growth of paying customers on our e-commerce platform.

Sales and marketing expenses in 2023 was RMB656.6 million (US$92.5 million), compared to RMB574.0 million in 2022. The increase was primarily due to the growth of financial services business volume.

Origination, servicing and other operating costs in 2023 was RMB976.2 million (US$137.5 million), compared to RMB776.8 million in 2022. The increase was due to the rapid growth of our overall business scale compared to the year of 2022.

Research and development expenses in 2023 was RMB148.8 million (US$21.0 million), which remained stable compared to RMB151.9 million in 2022.

General and administrative expenses in 2023 was RMB231.1 million (US$32.6 million), which remained stable compared to RMB271.8 million in 2022.

Allowance for contract assets, receivables and others in 2023 was RMB288.2 million (US$40.6 million), compared to RMB188.2 million in 2022. The increase was primarily attributed to the growing volume of loans facilitated on our platform.

Income tax expense in 2023 was RMB565.2 million (US$79.6 million).

Net income in 2023 was RMB2,080.2 million (US$293.0 million), compared to RMB1,194.9 million in 2022. The increase was driven by the growing of our business volume.

Adjusted EBITDA (non-GAAP) in 2023 was RMB2,578.5 million (US$363.2 million), compared to RMB1,570.3 million in 2022.

Basic and diluted income per ADS in 2023 were RMB23.5 (US$3.3) and RMB23.3 (US$3.3) respectively, compared to a basic per ADS of RMB13.7 and a diluted per ADS of RMB13.6 in 2022.

Net cash generated from operating activities in 2023 was RMB2,171.0 million (US$305.8 million), compared to RMB1,849.4 million in 2022.

Business Outlook

Based on the Company’s preliminary assessment of business and market conditions, the Company projects the total revenue in the full year of 2024 to be between RMB5.8 billion to RMB6.8 billion, with a healthy net profit margin.

This is the Company’s current and preliminary view, which is subject to changes and uncertainties.

Recent Development

In response to the recent SEC rules on cybersecurity risk management, strategy, governance, and incident disclosure, the board of directors has proactively adopted the Cybersecurity Incident Response Policy. This initiative, including the establishment of a cybersecurity risk management committee chaired by Mr. Ning Tang with members Mr. Sam Hanhui Sun and Mr. Hao Li, underscores the Company's dedication to not only adhering to but exceeding regulatory standards, thereby enhancing the overall efficiency and transparency of corporate governance. The Company's approach is rooted in a proactive stance towards risk management related to the use of information technology and data protection, reflecting a broader commitment to maintaining stakeholder trust by staying at the forefront of industry best practices. For more detailed information on the cybersecurity risk management committee and the committee's charter, please visit our website at https://ir.yiren.com/

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.0999 to US$1.00, the effective noon buying rate on December 29, 2023, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital's management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on March 21, 2024 (or 8:00 p.m. Beijing/Hong Kong Time on March 21, 2024).

Participants who wish to join the call should register online in advance of the conference at: https://s1.c-conf.com/diamondpass/10037668-ghu76t.html

Once registration is completed, participants will receive the dial-in details for the conference call.

Additionally, a live and archived webcast of the conference call will be available at https://edge.media-server.com/mmc/p/rqq7rpic.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital’s control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital’s ability to meet the standards necessary to maintain the listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is an advanced, AI-powered platform providing a comprehensive suite of financial and lifestyle services in China. Our mission is to elevate customers' financial well-being and enhance their quality of life by delivering digital financial services, tailor-made insurance solutions, and premium lifestyle services. We support clients at various growth stages, addressing financing needs arising from consumption and production activities, while aiming to augment the overall well-being and security of individuals, families, and businesses.

For investor and media inquiries, please contact:

Yiren Digital

Investor Relations

Email: ir@Yirendai.com

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	525,137	586,883	722,451	101,755	1,362,685	2,240,852	315,617
Post-origination services	37,616	984	4,630	652	204,336	17,203	2,423
Insurance brokerage services	199,027	264,611	98,158	13,825	731,797	963,822	135,751
Financing services	35,940	9,937	8,564	1,206	278,783	55,974	7,884
Electronic commerce services	129,154	350,635	385,886	54,351	302,896	1,267,104	178,468
Others	161,202	97,724	54,621	7,694	554,123	350,678	49,392
Total net revenue	1,088,076	1,310,774	1,274,310	179,483	3,434,620	4,895,633	689,535
Operating costs and expenses:
Sales and marketing	103,427	195,714	205,730	28,977	573,974	656,603	92,481
Origination,servicing and other operating costs	211,591	245,360	184,700	26,014	776,841	976,172	137,491
Research and development	32,936	38,981	47,586	6,702	151,924	148,754	20,952
General and administrative	52,323	53,519	50,512	7,115	271,794	231,135	32,555
Allowance for contract assets, receivables and others	55,747	83,756	98,686	13,899	188,223	288,187	40,589
Total operating costs and expenses	456,024	617,330	587,214	82,707	1,962,756	2,300,851	324,068
Other income/(expenses):
Interest income/(expense), net	3,439	25,815	29,880	4,209	(26,302)	80,749	11,373
Fair value adjustments related to Consolidated ABFE	(2,962)	(8,104)	(13,394)	(1,887)	18,900	(50,171)	(7,066)
Others, net	11,991	5,177	8,504	1,197	30,921	20,000	2,817
Total other income	12,468	22,888	24,990	3,519	23,519	50,578	7,124
Income before provision for income taxes	644,520	716,332	712,086	100,295	1,495,383	2,645,360	372,591
Income tax expense	159,285	161,917	140,818	19,833	300,512	565,163	79,601
Net income	485,235	554,415	571,268	80,462	1,194,871	2,080,197	292,990

Weighted average number of ordinary shares outstanding, basic	179,211,437	176,866,653	175,445,539	175,445,539	174,695,959	176,749,706	176,749,706
Basic income per share	2.7076	3.1346	3.2561	0.4586	6.8397	11.7692	1.6577
Basic income per ADS	5.4152	6.2692	6.5122	0.9172	13.6794	23.5384	3.3154

Weighted average number of ordinary shares outstanding, diluted	179,628,555	178,366,565	177,106,305	177,106,305	175,391,332	178,688,319	178,688,319
Diluted income per share	2.7013	3.1083	3.2256	0.4543	6.8126	11.6415	1.6397
Diluted income per ADS	5.4026	6.2166	6.4512	0.9086	13.6252	23.2830	3.2794

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from operating activities	471,890	645,416	417,232	58,765	1,849,430	2,171,013	305,780
Net cash provided by/(used in) investing activities	283,145	(393,919)	(260,331)	(36,667)	52,559	100,045	14,091
Net cash (used in/)provided by financing activities	(54,551)	(502,636)	332,309	46,805	(489,123)	(569,278)	(80,181)
Effect of foreign exchange rate changes	(1,107)	2,395	(6,414)	(903)	2,485	(3,871)	(545)
Net increase in cash, cash equivalents and restricted cash	699,377	(248,744)	482,796	68,000	1,415,351	1,697,909	239,145
Cash, cash equivalents and restricted cash, beginning of period	3,661,318	5,824,552	5,575,808	785,336	2,945,344	4,360,695	614,191
Cash, cash equivalents and restricted cash, end of period	4,360,695	5,575,808	6,058,604	853,336	4,360,695	6,058,604	853,336

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	USD
Cash and cash equivalents	4,271,899	5,437,972	5,791,333	815,692
Restricted cash	88,796	137,836	267,271	37,644
Trading securities	-	74,185	76,053	10,712
Accounts receivable	221,004	432,824	499,027	70,287
Contract assets, net	626,739	826,088	978,051	137,756
Contract cost	787	271	32	4
Prepaid expenses and other assets	321,411	272,577	426,511	60,073
Loans at fair value	54,049	534,687	677,835	95,471
Financing receivables	514,388	162,411	116,164	16,361
Amounts due from related parties	1,266,232	940,472	820,181	115,520
Held-to-maturity investments	2,700	4,820	10,420	1,468
Available-for-sale investments	972,738	338,069	438,084	61,703
Property, equipment and software, net	77,256	73,446	79,158	11,149
Deferred tax assets	84,187	88,231	73,414	10,340
Right-of-use assets	33,909	27,352	23,382	3,293
Total assets	8,536,095	9,351,241	10,276,916	1,447,473
Accounts payable	14,144	38,025	30,902	4,353
Amounts due to related parties	227,724	27,664	14,414	2,030
Deferred revenue	65,539	27,150	54,044	7,612
Payable to investors at fair value	-	99,954	445,762	62,784
Accrued expenses and other liabilities	1,315,006	1,483,190	1,500,522	211,344
Secured borrowings	767,900	-	-	-
Deferred tax liabilities	79,740	118,543	122,075	17,194
Lease liabilities	35,229	27,709	23,648	3,331
Total liabilities	2,505,282	1,822,235	2,191,367	308,648
Ordinary shares	129	130	130	18
Additional paid-in capital	5,160,783	5,169,821	5,171,232	728,353
Treasury stock	(46,734)	(81,501)	(94,851)	(13,359)
Accumulated other comprehensive income	7,765	25,873	23,669	3,333
Retained earnings	908,870	2,414,683	2,985,369	420,480
Total equity	6,030,813	7,529,006	8,085,549	1,138,825
Total liabilities and equity	8,536,095	9,351,241	10,276,916	1,447,473

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of insurance clients, cumulative number of insurance clients and percentages)

	For the Three Months Ended				For the Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights
Amount of loans facilitated	6,783,523	9,814,359	11,645,528	1,640,238	22,623,101	36,036,301	5,075,607
Number of borrowers	862,226	1,204,012	1,371,501	1,371,501	1,606,893	2,891,901	2,891,901
Remaining principal of performing loans	11,259,763	15,090,800	18,251,550	2,570,677	11,259,763	18,251,550	2,570,677
Cumulative number of insurance clients	924,824	1,256,762	1,283,102	1,283,102	924,824	1,283,102	1,283,102
Number of insurance clients	85,314	123,693	102,556	102,556	431,701	358,278	358,278
Gross written premiums	1,335,488	1,428,484	1,208,717	170,244	3,936,588	4,893,042	689,171
First year premium	665,452	914,839	536,252	75,529	2,737,062	3,180,334	447,941
Renewal premium	670,036	513,645	672,465	94,715	1,199,526	1,712,708	241,230
Gross merchandise volume	292,086	563,224	692,733	97,569	687,848	1,960,344	276,109

Segment Information
Financial services business:
Revenue	639,167	667,966	781,306	110,045	1,959,732	2,515,119	354,247
Sales and marketing expenses	58,016	146,369	186,304	26,240	383,950	498,055	70,150
Origination, servicing and other operating costs	38,085	59,300	77,598	10,929	151,539	223,468	31,475

Insurance brokerage business:
Revenue	199,027	264,611	98,158	13,825	731,797	963,822	135,751
Sales and marketing expenses	2,634	3,175	3,578	504	17,417	12,887	1,815
Origination, servicing and other operating costs	137,256	176,182	98,019	13,806	524,767	697,669	98,265

Consumption & lifestyle business and others:
Revenue	249,882	378,197	394,846	55,613	743,091	1,416,692	199,537
Sales and marketing expenses	42,777	46,170	15,848	2,233	172,607	145,661	20,516
Origination, servicing and other operating costs	36,250	9,878	9,083	1,279	100,535	55,035	7,751

Reconciliation of Adjusted EBITDA
Net income	485,235	554,415	571,268	80,462	1,194,871	2,080,197	292,990
Interest (income)/expense, net	(3,439)	(25,815)	(29,880)	(4,209)	26,302	(80,749)	(11,373)
Income tax expense	159,285	161,917	140,818	19,833	300,512	565,163	79,601
Depreciation and amortization	2,537	1,664	1,806	254	26,430	7,116	1,002
Share-based compensation	1,494	513	828	117	22,136	6,751	951
Adjusted EBITDA	645,112	692,694	684,840	96,457	1,570,251	2,578,478	363,171
Adjusted EBITDA margin	59.3%	52.8%	53.7%	53.7%	45.7%	52.7%	52.7%

Delinquency Rates
	15-29 days	30-59 days	60-89 days
December 31, 2019	0.8%	1.3%	1.0%
December 31, 2020	0.5%	0.7%	0.6%
December 31, 2021	0.9%	1.5%	1.2%
December 31, 2022	0.7%	1.3%	1.1%
March 31, 2023	0.6%	1.2%	1.2%
June 30, 2023	0.7%	1.1%	1.1%
September 30, 2023	0.8%	1.2%	1.0%
December 31, 2023	0.9%	1.4%	1.2%

Net Charge-Off Rate
Loan Issued Period	Amount of Loans Facilitated During the Period	Accumulated M3+ Net Charge-Off as of December 31, 2023	Total Net Charge- Off Rate as of December 31, 2023
	(in RMB thousands)	(in RMB thousands)
2019	3,431,443	387,239	11.3%
2020	9,614,819	746,687	7.8%
2021	23,195,224	1,481,751	6.4%
2022	22,623,101	1,070,819	4.7%
2023Q1-Q3	24,390,773	694,391	2.8%

M3+ Net Charge-Off Rate
Loan Issued Period	Month on Book
	4	7	10	13	16	19	22	25	28	31	34
2019 Q1	0.0%	0.8%	2.0%	3.4%	5.3%	5.9%	6.3%	6.3%	6.3%	6.3%	6.3%
2019 Q2	0.1%	1.5%	4.5%	7.5%	8.8%	9.2%	9.9%	10.3%	10.6%	10.6%	10.6%
2019 Q3	0.2%	2.9%	6.8%	9.0%	10.4%	12.0%	13.2%	13.8%	14.4%	14.6%	14.6%
2019 Q4	0.4%	3.1%	4.9%	6.3%	7.2%	7.9%	8.4%	8.9%	9.5%	9.8%	9.8%
2020 Q1	0.6%	2.3%	4.1%	5.2%	6.0%	6.2%	6.6%	7.3%	7.8%	7.9%	7.9%
2020 Q2	0.5%	2.5%	4.2%	5.3%	6.1%	6.7%	7.6%	8.1%	8.2%	8.3%	8.2%
2020 Q3	1.1%	3.3%	5.1%	6.3%	7.1%	8.1%	8.7%	8.9%	8.9%	8.8%	8.7%
2020 Q4	0.3%	1.8%	3.2%	4.6%	6.0%	7.1%	7.4%	7.6%	7.6%	7.5%	7.5%
2021 Q1	0.4%	2.3%	3.9%	5.5%	6.7%	7.0%	7.2%	7.3%	7.2%	7.1%
2021 Q2	0.4%	2.4%	4.5%	5.9%	6.4%	6.7%	6.8%	6.7%	6.6%
2021 Q3	0.5%	3.1%	5.0%	5.9%	6.3%	6.4%	6.4%	6.3%
2021 Q4	0.6%	3.2%	4.6%	5.3%	5.4%	5.4%	5.3%
2022 Q1	0.6%	2.5%	3.8%	4.5%	4.5%	4.4%
2022 Q2	0.4%	2.2%	3.6%	4.1%	4.2%
2022 Q3	0.5%	2.7%	4.1%	4.7%
2022 Q4	0.6%	3.0%	4.6%
2023 Q1	0.5%	3.1%
2023 Q2	0.5%